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VIRZOOM

Product Traction Market Perks Team FAQ Discussion

INVEST NOW

INVEST IN VIRZOOM

Join the VR Movement: Exclusive Investment Opportunity with VirZOOM

VZFIT

Drive the next wave of VR innovation, transforming everyday fitness routines into fun adventures and opening new horizons in virtual exploration. Join us in revolutionizing how we play, exercise, and interact with digital worlds by becoming a VirZOOM shareholder.

Total Invested To Date	Number Of Investors
$14,861,272	2,130
Share Price	**Min. Investment**
$0.58	$1,000.50*

INVEST NOW Form C Offering Memorandum Investor Education

INVESTMENT HIGHLIGHTS

Our Team Knows How to Make Hits

Guitar Hero Rock Band Dance Central

Proven Market Demand For Our VR

$3M
Revenue to date[1]

668,074
Lifetime active users as of May 2024

Awarded development grant[2]

Collaborated to develop FLY

Early-Stage Growth Potential



U.S. Virtual Fitness Market

size, by session type,
2020 - 2030 (USD Billion)

$4.1B $4.9B

2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030

● GROUP   ● SOLO

Source: Grand View Research: Virtual Fitness Market Report

> "You've solved the problem of moving through virtual worlds!"



John Riccitiello
Former Unity Software CEO

PRODUCT

Pioneering the Future of VR Fitness and Gaming

We harness the power of virtual reality to transform physical movement into an addictive gaming experience. With products like VZfit and FLY, we offer immersive VR experiences that combine the thrill of exploration with the benefits of physical exercise, catering to a wide audience seeking fun, engaging ways to stay active. It's all made possible by our patented motion control technology that allows players to move naturally and freely through open worlds.

TRACTION

Proven Success: **$3M+ in Sales**

VirZOOM secured a major development grant from Meta, partnered with Google, and generated over $3M in revenue[1]. With 966,586 lifetime installs as of 2024 and a continuously growing user base, our innovative VR solutions have proven their market appeal and scalability.



GROWTH

Introducing FLY: The Next Frontier in VR Exploration

FLY, VirZOOM's groundbreaking VR app, propels the company into new markets by enabling users to explore the world with motion-controlled flight over Google's 3D earth imagery. FLY, already available on Meta Quest, can be ported to other major VR platforms that Unity supports, including Apple Vision Pro, and





Samsung MR. FLY broadens our appeal to include explorers, gamers, and learners. Our new games will range from downhill skiing to arena battles, offering something for everyone. With the launch of FLY and new games, we aim to achieve $500M ARR by 2030[3] to solidify our market leadership.

MARKET OPPORTUNITY

Riding the Wave of VR and MR Market Expansion

The VR and MR markets are projected to grow explosively. Forecasts project 250% growth in VR adoption by 2028. Your investment helps us capitalize on this growth opportunity. Capital will be allocated towards innovation, marketing, and scaling our operations, aiming to achieve $500M ARR by 2030[3] and solidify our market leadership.



Source: IDC Forecasts Robust Growth for AR/VR Headset Shipments Fueled by the Rise of Mixed Reality



BUSINESS MODEL

Our Revenue Model

VirZOOM operates on a dual-revenue model, combining subscription services with pay-per-download offerings. This approach not only ensures a steady revenue stream but also aligns with our mission to make VR fitness and gaming accessible to a diverse user base, enhancing customer engagement and satisfaction.

EXIT POTENTIAL

Strategic Pathways to Maximize Investor Returns

Our exit strategy encompasses both short-term and long-term pathways, including potential acquisition by a targeted tech giant such as Apple, Meta, or Google, or through establishing partnerships with leading game publishers. This strategy is designed to leverage our innovative technology and market position to reward shareholders.

Get Investor Exclusive Benefits

As an early investor in VirZOOM, you're eligible for exclusive benefits. We also want investors like you to experience our innovations for yourself. All investors get a free FLY download and lifetime VZfit membership. Plus you're eligible for bonus stock in VirZOOM.

INVEST FROM
$5,000+

⊘ 5% Bonus Shares

INVEST NOW

INVEST FROM
$10,000+

⊘ 15% Bonus Shares

INVEST NOW

INVEST FROM
$25,000+

⊘ 20% Bonus Shares

INVEST NOW

Time-Based Bonus Shares

FROM
May 2024

⊘ Eligible for **20%** Bonus Shares

FROM
June 2024

⊘ Eligible for **15%** Bonus Shares

FROM
July 2024

⊘ Eligible for **10%** Bonus Shares

FROM
August 2024

⊘ Elligible for **5%** Bonus Shares

INVEST NOW

* Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the final day of the month listed (03:59 am Coordinated Universal Time ("UTC") on the 1st day of the next month).The next monthly period begins on the end of the previous monthly period, until the final month, which will end on the last day of the month at 11:59 pm EDT (03:59 am UTC on the 1st day of the next month).



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Meet the Visionaries Behind VirZOOM

At the heart of VirZOOM's success is a dynamic team of innovators, engineers, and industry veterans with a shared passion for transforming the virtual reality landscape. Our leadership combines 175 years of game design experience with a deep expertise in VR development, bringing to life products that fuse fun with physical fitness.



Eric Janszen

Co-Founder & CEO

Currently Co-Founder & CEO of VirZOOM, hyperkinetic virtual reality games for fun and fitness. Executive technology industry background in systems software engineering, product marketing, and sales. CEO of two venture-backed companies, EIR Trident Capital and Managing Director Osborn Capital. Osborn Capital achieved nine liquidity events out of 20 investments, including two IPOs and acquisitions by Cisco, Nortel, Microsoft, and EMC. As CEO of two VC-backed companies, Published author in Economics and Finance including Portfolio Penguin, Harper's Magazine, and Harvard Business Review. Data-over-Audio patent inventor.



Eric Malafeew

Co-Founder & CTO

Massachusetts Institute of Technology Master's Degree Mechanical Engineering and B.S. Mechanical Engineering Virginia Tech. Over 25 years in the video games industry and 5 years in military simulations and robotics. At Harmonix contributed as technical director or lead systems programmer to major title successes including Guitar Hero, Rock Band, Dance Central, and Amplitude. Coded networked cockpit and dynamics simulations of tanks, jets, and helicopters for Lockheed Martin Advanced Simulation. Research fellow at MIT Draper Lab responsible for sensor integration and control systems for Lunar and Mars prototype rovers on NASA grants. As Co-founder of VirZOOM, recruited a highly experienced team of game and sensor developers to revolutionize stationary biking with the power of VR.



Jason Warburg

Chief Product Officer

B.S. in Computer and Systems Engineering from Boston University with 19 years in video games industry, including quality assurance, build engineering, level design, technical artist and producer on highly successful titles from Guitar Hero to Rock Band. As CPO, responsible for all aspects of product development and strategy.



Robert Collins

Chief Operations Officer

Responsible for brandand product marketing with a focus on maximizing customer acquisition, engagement and retention. Improves brand through recognition, data driven process implementation, and a customer first approach to service, support, and community management.

FAQs

⌃ Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of VirZOOM Inc (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

∧ Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities

- An accredited investor

- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

∧ What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

∧ How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

∧ What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: invest@virzoom.com

∧ How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

∧ What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.





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VIRZOOM

[1]Past performance is not indicative of future results.

[2]Awards, development and management information are current as of May 2024, and prior experience is not indicative of future results.

[3]The forecasted Annual Recurring Revenue of $500 million by 2030 is based on projected market trends, consumer demand for immersive gaming experiences, and the company's ability to effectively execute its growth strategy.

Key Risks:

1.Unforeseen market dynamics or shifts in customer demand may influence the accuracy of these projections.

2.Production challenges or other operational obstacles could impact the ability to meet the forecasted scale.

This forecast is a forward-looking estimate, subject to change based on market conditions, operational challenges, and other unforeseen factors. Investors are advised to exercise due diligence and consider these assumptions and risks when evaluating the feasibility of the projected ARR.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Use of historical financial and operational metrics are based on the Issuer's experience and may not recur. Past performance may not be indicative of future results. Experiences attained may not be repeatable.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of VirZoom (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.